SO 3/16/04

VP 3-4-04

RECEIVED SEC MAIL PROCESSING SECTION
FEB 27 2004
WASH. D.C. 158

04003514

SECU[illegible] COMMISSION
Washington, D.C. [illegible]49

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SEC FILE NUMBER
8-45463

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Valmark Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Springside Drive
(No. and Street)

Akron	OH	44333
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Critzer — (800) 765-5201
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VALMARK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
ValMark Securities, Inc.

We have audited the accompanying statement of financial condition of ValMark Securities, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note A to the financial statement, the Company has not recorded a provision for income taxes for financial reporting purposes. In our opinion, accounting principles generally accepted in the United States of America require income taxes to be reported for subsidiaries' ratable share of consolidated income taxes. If the financial statement was corrected for this departure from accounting principles generally accepted in the United States of America, retained earnings would be unaffected as of December 31, 2003.

In our opinion, except for the effects of the matter described in the preceding paragraph, the financial statement referred to above presents fairly, in all material respects, the financial position of ValMark Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 13, 2004

VALMARK SECURITIES, INC.

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 718,454
Commissions receivable	692,549
Accounts receivable - other	98,304
Due from affiliates	37,613
Other assets	7,780
	$ 1,554,700
LIABILITIES	
Commissions payable	$ 747,600
Due to affiliates	99,479
	847,079
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; 740 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	47,424
Retained earnings	660,097
	707,621
	$ 1,554,700

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

ValMark Securities, Inc. (the "Company") is a wholly-owned subsidiary of ValMark Investments, LLC ("VI") (a single member limited liability company). The Company derives commission income both by representing insurance carriers and their representatives who sell variable insurance and annuity contracts and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. Customers remit funds directly to the insurance carriers and brokers, and no funds or securities are held by the Company. Commissions income on the sale of variable insurance and annuity contracts are recognized upon the effective date of the contract. Commissions income on trading transactions are recognized on a trade date basis. One customer who is an affiliate of an indirect owner of the Company and one other customer, represented approximately 71% of commissions receivable at December 31, 2003.

[2] Cash and cash equivalents:

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

[3] Receivables and credit policies:

Commissions receivable are uncollateralized carrier obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed to the carrier. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advance or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2003 all commissions were considered collectible and no allowance was necessary.

[4] Concentration of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

VALMARK SECURITIES, INC.

Notes to Statement of Financial Condition
December 31, 2003

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] **Income taxes:**

The Company files a consolidated tax return with its parent company. A portion of the dividends paid to the parent company were in lieu of income taxes. The accompanying financial statements do not include a provision for income taxes for the Company's share of income taxes as consolidated with its parent. Accounting principles generally accepted in the United States of America require such provision for the subsidiary's ratable share of consolidated income taxes in accordance with Statement of Financial Accounting Board Statement No. 109.

[6] **Accounting estimates:**

Management uses estimates and assumptions in preparing the financial statement in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

NOTE B - RELATED PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with VI and three affiliated entities. For the year ended December 31, 2003 ValMark Insurance Agency, LLC assumed all administrative and occupancy expenses of the Company through November 30, 2003.

At December 31, 2003 due from related parties included amounts due from related companies for commissions received on behalf of the Company. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2004.

NOTE C - NET CAPITAL PROVISION OF RULE 15C3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1). Net capital may fluctuate on a daily basis. At December 31, 2003 the Company had net capital of $488,009, which was $431,535 in excess of its required net capital of $56,474.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2003 the ratio was 1.74 to 1.